Exhibit (h)2
GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
Notification Of Undertaking To Reimburse
Certain Fund Expenses
     NOTIFICATION made December 23, 2008 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO TRUST, a Massachusetts business trust (the “Trust”).
WITNESSETH:
     WHEREAS, the Advisor has organized the Trust to serve primarily as an investment vehicle for certain large institutional accounts; and
     WHEREAS, the Advisor believes it would benefit from a high sales volume of shares of the Trust in that such a volume would maximize the Advisor’s fee as investment adviser to each series of the Trust constituting a separate investment portfolio set forth below (each a “Fund” and, collectively, the “Funds”); and
     WHEREAS, the Advisor has agreed to reimburse certain Funds for certain Fund expenses so as to reduce or eliminate certain costs otherwise borne by shareholders of the Funds and to enhance the returns generated by shareholders of the Funds.
     NOW, THEREFORE, the Advisor hereby notifies the Trust that the Advisor shall, as set forth below, reimburse a portion of the expenses of certain Funds listed below through the date designated by the Advisor in this Notification (the “Reimbursement Date”) (and any subsequent periods as may be designated by the Advisor by notice to the Trust).
     The Advisor will be obligated to reimburse a Fund if the Fund’s total annual operating expenses (excluding fees and expenses identified below (the “Excluded Fund Fees and Expenses”)) exceed a specified percentage of the Fund’s average daily net assets (the “Post-Reimbursement Expense Limitation”), which is set forth below.
     As used in this Notification, Excluded Fund Fees and Expenses are: fees and expenses of the independent trustees of the Trust, fees and expenses for legal services not approved by the Advisor for the Trust, compensation and expenses of the Trust’s Chief Compliance Officer (excluding any employee benefits), brokerage commissions and other investment-related costs (including expenses associated with investments in any company that is an investment company or would be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exceptions to the definition of investment company provided in Sections 3(c)(1) and 3(c)(7) of the 1940 Act), interest expense, transfer taxes, and extraordinary, non-recurring and certain other unusual expenses (including taxes).

Fund	Post-Reimbursement Expense Limitation
Arlington Fund	0.00%
Berkeley Fund	0.00%
Clarendon Fund	0.00%
Dartmouth Fund	0.00%
     The Reimbursement Date for each Fund listed in the table above is December 31, 2009.
     In providing this Notification, the Advisor understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of each Fund’s net asset value.
     Please be advised that all previous notifications by the Advisor with respect to fee waivers and/or expense limitations regarding any of the Funds shall hereafter be null and void and of no further force and effect.

     IN WITNESS WHEREOF, the Advisor has executed this Notification of Undertaking to Reimburse Certain Fund Expenses on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ JB KITTREDGE

Name:	JB Kittredge
Title:	General Counsel